UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Condor Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

20676Y106

(CUSIP Number)

Jason Ment

General Counsel

4275 Executive Square, Suite 500

La Jolla, California 92037

Telephone: (858) 558-9700

With a copy to:

Bradley C. Brasser

Jones Day

77 West Wacker Drive

Chicago, Illinois 60601

(312) 782-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20676Y106	Schedule 13D	Page 2 of 12

1	NAME OF REPORTING PERSONS SREP III Flight – Investco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,750,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,750,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43**%
14	TYPE OF REPORTING PERSON PN

*	Consists of shares currently issuable upon the conversion of up to 3,000,000 shares of Series D Cumulative Convertible Preferred Stock, par value $0.01 per share (“Series D Stock”).
**	Series D Stock votes on an as converted basis with the common stock as a single class. The percentage of class shown represents the voting percentage held by the Reporting Person for Series D Stock and common stock as one class.

CUSIP No. 20676Y106	Schedule 13D	Page 3 of 12

1	NAME OF REPORTING PERSONS StepStone REP III (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,750,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,750,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43**%
14	TYPE OF REPORTING PERSON PN

*	Consists of shares currently issuable upon the conversion of up to 3,000,000 shares of Series D Stock.
**	Series D Stock votes on an as converted basis with the common stock as a single class. The percentage of class shown represents the voting percentage held by the Reporting Person for Series D Stock and common stock as one class.

CUSIP No. 20676Y106	Schedule 13D	Page 4 of 12

1	NAME OF REPORTING PERSONS StepStone Group Real Estate LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,750,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,750,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43**%
14	TYPE OF REPORTING PERSON PN; IA

*	Consists of shares currently issuable upon the conversion of up to 3,000,000 shares of Series D Stock.
**	Series D Stock votes on an as converted basis with the common stock as a single class. The percentage of class shown represents the voting percentage held by the Reporting Person for Series D Stock and common stock as one class.

CUSIP No. 20676Y106	Schedule 13D	Page 5 of 12

1	NAME OF REPORTING PERSONS StepStone Group Real Estate Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,750,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,750,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43**%
14	TYPE OF REPORTING PERSON PN

*	Consists of shares currently issuable upon the conversion of up to 3,000,000 shares of Series D Stock.
**	Series D Stock votes on an as converted basis with the common stock as a single class. The percentage of class shown represents the voting percentage held by the Reporting Person for Series D Stock and common stock as one class.

CUSIP No. 20676Y106	Schedule 13D	Page 6 of 12

Item 1.	Security and Issuer

Name of Issuer:	Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”)

Title of Class of Equity Securities:	Common Stock, $0.01 par value per share, issuable upon the conversion of Issuer’s Series D Cumulative Convertible Preferred Stock, par value $0.01 per share (“Series D Stock”)

Address of Issuer’s Principal Executive Offices:	1800 West Pasewalk Ave., Suite 200 Norfolk, Nebraska 68701

Item 2.	Identity and Background

(a), (b), (c): This Schedule 13D is being jointly filed by:

•	SREP III Flight – Investco, L.P. (“Investco”);

•	StepStone REP III (GP), LLC (“Investco GP”);

•	StepStone Group Real Estate LP (“Group Real Estate”);

•	StepStone Group Real Estate Holdings LLC (“Real Estate Holdings”, and together with Investco, Investco GP and Group Real Estate, the “Reporting Persons” or “StepStone”).

The securities reported in this Schedule 13D are owned directly by Investco. Real Estate Holdings is the general partner of Group Real Estate, which is the sole member and investment manager of Investco GP, the general partner of Investco. The name of each director, executive officer and controlling person of the Reporting Persons is listed on Schedule I hereto.

The business address for each of the Reporting Persons is 4275 Executive Square, Suite 500, La Jolla, California 92037. The business address of each director, executive officer and controlling person of the Reporting Persons is listed on Schedule I hereto.

The Reporting Persons (directly and indirectly through subsidiaries or affiliated companies or both) are principally engaged in the business of investing in equity, debt, derivative and other securities and assets. The principal occupation or employment of each director, executive officer and controlling person of the Reporting Persons is listed on Schedule I hereto.

(d) None of the Reporting Persons, and to the knowledge of the Reporting Persons none of the persons listed on Schedule I hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, and to the knowledge of the Reporting Persons none of the persons listed on Schedule I hereto, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Investco and Group Real Estate are Delaware limited partnerships. Investco GP and Real Estate Holdings are Delaware limited liability companies. The citizenship of each director, executive officer and controlling person of the Reporting Persons is listed on Schedule I hereto.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 4 is incorporated by reference herein.

CUSIP No. 20676Y106	Schedule 13D	Page 7 of 12

The funds used to purchase the shares of Series D Stock were derived from capital contributions to Investco. No borrowed funds were used to purchase any of the securities described herein.

Item 4.	Purpose of Transactions

On March 16, 2016, Issuer entered into a series of agreements providing for:

•	the issuance and sale of Issuer’s Series D Stock to Investco in a private transaction;

•	the redemption for cash of all of Issuer’s outstanding Series A Cumulative Preferred Stock (the “Series A Stock”) and Series B Cumulative Preferred Stock (the “Series B Stock”); and

•	the exchange of all of Issuer’s outstanding Series C Cumulative Convertible Preferred Stock (the “Series C Stock”) for Series D Stock.

The purpose of the transactions described herein is for StepStone to acquire a substantial interest in Issuer.

Stock Purchase Agreement

On March 16, 2016, Investco and Issuer entered into a stock purchase agreement (the “Series D Purchase Agreement”) pursuant to which Issuer issued and sold 3,000,000 shares of Series D Stock on the same date for an aggregate purchase price of $30 million. Series D Stock votes on an as-converted basis with Issuer’s common stock as a single class. As of March 25, 2016, the Reporting Persons beneficially owned 18,750,000 shares of common stock, representing approximately 43% of Issuer’s outstanding voting stock, issuable upon the conversion of up to 3,000,000 shares of Series D Stock directly held by Investco. The Reporting Persons have assumed the conversion of Series D Stock at a conversion price of $1.60 for each share of common stock, which is equal to the rate of 6.25 shares of common stock for each share of Series D Stock. All Reporting Persons other than Investco are filing this Schedule D because they may be deemed to be the beneficial owner of the Series D Shares held by Investco.

The Series D Purchase Agreement required that approximately $21 million of the purchase price be deposited into escrow for purpose of effecting the redemption of Issuer’s Series A Stock and Series B Stock and that the remaining amount of the purchase price be delivered to Issuer. Following the redemption, no shares of Series A Stock or Series B Stock will remain outstanding and the Series A Stock and Series B Stock will no longer be listed for trading on the NASDAQ Stock Market.

Investor Rights Agreement

Issuer entered into an Investor Rights Agreement (the “Investor Rights Agreement”) dated March 16, 2016 with Investco and Group Real Estate. In connection therewith, Issuer appointed three individuals selected by StepStone to Issuer’s Board of Directors. The directors designated by StepStone were Jeff Giller, Brendan MacDonald and Mark Linehan.

Under the terms of the Investor Rights Agreement, StepStone may nominate the following number of directors if it beneficially owns the indicated percentage of voting power of Issuer: (a) three directors if it beneficially owns 22% or more of the outstanding voting power, (b) two directors if it beneficially owns 14% or more but less than 22% of the outstanding voting power and (c) one director if it beneficially owns 7% or more but less than 14% of the outstanding voting power.

As long as StepStone has the right to nominate at least two directors, not less than one of those directors must be appointed to Issuer’s investment, nominating and compensation committees (subject to the independence requirements of the NASDAQ Stock Market listing standards).

Pursuant to the Investor Rights Agreement, the StepStone nominees will be nominated and recommended for election at each annual meeting of Issuer’s shareholders. Subject to the terms of the Investor Rights Agreement, StepStone also agreed to vote for the election of the current members of Issuer’s Board of Directors who remain on Issuer’s Board of Directors and their successors as nominated by the nominating committee of Issuer’s Board of Directors.

CUSIP No. 20676Y106	Schedule 13D	Page 8 of 12

The Investor Rights Agreement also requires Issuer to register for resale the common stock issued upon conversion of the Series D Stock. The Investor Rights Agreement also grants StepStone the right to participate in certain future underwritten offerings of securities by Issuer.

Issuer granted StepStone and its affiliates, among other rights, the right to purchase equity shares or securities convertible into equity shares in future Issuer offerings on a pro rata basis based on their combined ownership of voting power on a fully diluted basis, until the fifth anniversary of the Investor Rights Agreement (or third anniversary if StepStone and its affiliates beneficially own less than 10,000,000 shares of common stock).

The terms of the foregoing agreements and the terms of Series D Stock are qualified in their entirety by reference to the agreements incorporated by reference as exhibits to this Schedule 13D.

Exchange Agreement

Issuer also entered into an Agreement (the “Exchange Agreement”) dated March 16, 2016 with Real Estate Strategies L.P. (“RES”) and IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) pursuant to which all 3,000,000 outstanding shares of Series C Stock were exchanged for 3,000,000 shares of Series D Stock. The Exchange Agreement was filed as Exhibit 10.3 to Issuer’s Current Report on Form 8-K filed with the SEC on March 17, 2016. None of the Reporting Persons is party to the Exchange Agreement and such agreement is not incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a), (b)

Real Estate Holdings, as general partner of Group Real Estate, the sole member and investment manager of Investco GP, the general partner of Investco, may be deemed to beneficially own the Series D Stock held by Investco.

Group Real Estate, the sole member and investment manager of Investco GP, the general partner of Investco, may be deemed to beneficially own the Series D Stock held by Investco.

Investco GP, the general partner of Investco, may be deemed to beneficially own the Series D Stock held by Investco.

(c) The information set forth in Items 3 and 4 is incorporated by reference into this Item 5.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 4 and Item 5 are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT A             Joint Filing Agreement

EXHIBIT B             Articles Supplementary of Issuer classifying and establishing the Series D Stock and filed as a supplement to the Amended and Restated Articles of Incorporation, as amended, of Issuer, is incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Issuer on March 17, 2016.

EXHIBIT C             The Stock Purchase Agreement is incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Issuer on March 17, 2016.

CUSIP No. 20676Y106	Schedule 13D	Page 9 of 12

EXHIBIT D             The Investor Rights Agreement is incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on March 17, 2016.

CUSIP No. 20676Y106	Schedule 13D	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2016	SREP III FLIGHT – INVESTCO, L.P.

	By:	StepStone REP III (GP), LLC
	Its:	General Partner

	By:	/s/ Jason Ment
	Name:	Jason Ment
	Title:	Partner and General Counsel

STEPSTONE GROUP REAL ESTATE LP

	By:	StepStone Group Real Estate Holdings LLC
	Its:	General Partner

	By:	/s/ Jason Ment
	Name:	Jason Ment
	Title:	Partner and General Counsel

STEPSTONE REP III (GP), LLC

	By:	StepStone Group Real Estate LP
	Its:	Sole Member

	By:	StepStone Group Real Estate Holdings LLC
	Its:	General Partner

	By:	/s/ Jason Ment
	Name:	Jason Ment
	Title:	Partner and General Counsel

STEPSTONE GROUP REAL ESTATE HOLDINGS LLC

	By:	/s/ Jason Ment
	Name:	Jason Ment
	Title:	Partner and General Counsel

CUSIP No. 20676Y106	Schedule 13D	Page 11 of 12

SCHEDULE I

Executive Officers of StepStone REP III (GP), LLC

and StepStone Group Real Estate Holdings LLC

Name	Position / Principal Occupation or Employment	Principal Place of Business	Citizenship
Monte Brem	Partner, CEO	(2)	United States
Tom Keck	Partner	(2)	United States
Jose Fernandez	Partner, Assistant General Counsel	(2)	United States
Jay Rose	Partner	(2)	United States
Tom Bradley	Partner	(1)	United States
Mark Maruszewski	Partner	(1)	United States
Mike McCabe	Partner	(1)	United States
David Jeffrey	Partner	(3)	United Kingdom
Johnny Randel	Partner, CFO, COO	(2)	United States
Jason Ment	Partner, General Counsel, CCO	(1)	United States
Jeff Giller	Partner	(4)	United States
Brendan MacDonald	Partner	(4)	United States
Josh Cleveland	Partner	(3)	United States

(1)	885 Third Avenue, 17th Floor, New York, New York 10022
(2)	4275 Executive Square, Suite 500, La Jolla, California 92037
(3)	150 California Street, Suite 850, San Francisco, California 94111
(4)	57-59 St James’s St, London SW1A 1LD, United Kingdom

Directors of StepStone Group Real Estate Holdings LLC

Name	Position / Principal Occupation or Employment	Principal Place of Business	Citizenship
Monte Brem	Director	(2)	United States
Mark Maruszewski	Director	(1)	United States
Jeff Giller	Director	(4)	United States
Josh Cleveland	Director	(3)	United States

(1)	885 Third Avenue, 17th Floor, New York, New York 10022
(2)	4275 Executive Square, Suite 500, La Jolla, California 92037
(3)	150 California Street, Suite 850, San Francisco, California 94111
(4)	57-59 St James’s St, London SW1A 1LD, United Kingdom

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: March 25, 2016

SREP III FLIGHT - INVESTCO, L.P.		STEPSTONE REP III (GP), LLC

By:	StepStone REP III (GP), LLC	By:	StepStone Group Real Estate LP
Its:	General Partner	Its:	Sole Member

		By:	StepStone Group Real Estate Holdings LLC
By:	/s/ Jason Ment	Its:	General Partner
Name:	Jason Ment
Title:	Partner and General Counsel

		By:	/s/ Jason Ment
		Name:	Jason Ment
		Title:	Partner and General Counsel

STEPSTONE GROUP REAL ESTATE LP		STEPSTONE GROUP REAL ESTATE HOLDINGS LLC

By:	StepStone Group Real Estate Holdings LLC
Its:	General Partner

By:	/s/ Jason Ment	By:	/s/ Jason Ment
Name:	Jason Ment	Name:	Jason Ment
Title:	Partner and General Counsel	Title:	Partner and General Counsel